UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE l3D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Artesyn Technologies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

043127109
(CUSIP Number)

Colin W. Dunn, Vice President
Bel Fuse Inc.
206 Van Vorst Street
Jersey City, New Jersey 07302
(201) 432-0463
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4. Purpose of Transaction.

As previously disclosed by Bel Fuse Inc. (“Bel”) in its Schedule 13D filed with the SEC on September 9, 2004, Bel has approached Artesyn Technologies, Inc. (“Artesyn”) to discuss the possibility of a merger involving Bel and Artesyn. On May 11, 2005, Bel sent a letter to the Board of Directors of Artesyn, expressing its disappointment with the recent performance of Artesyn’s stock price and its continued frustration with Artesyn’s unwillingness to meet with representatives of Bel to explore the possible benefits of a strategic combination. Bel’s letter to Artesyn further indicated Bel's intention to either decrease the consideration proposed to be paid by Bel or withdraw its proposal if Artesyn does not arrange a meeting with Bel by June 3, 2005. Bel continues to own 2,037,500 shares of Artesyn’s common stock.

Item 7. Material to Be Filed as Exhibits.

99.1. Letter, dated May 12, 2005, from Bel Fuse Inc. to the Board of Directors of Artesyn Technologies, Inc.

99.2. Press release, dated May 12, 2005, issued by Bel Fuse Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2005

BEL FUSE INC.

By:	/s/ Colin W. Dunn
Name: Colin W. Dunn
Title: Vice President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).